UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 6, 2005

ACCO BRANDS CORPORATION
(Exact name of registrant as specified in its charter)
_____

Delaware	**001-08454**	**36-2704017**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Tower Parkway	**60045**
Lincolnshire, IL 60069	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(847) 484-4800**

Not Applicable
(Former name or former address, if changed since last year)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Compensation for Non-employee Directors.

Deferred Compensation Plan for Non-employee Directors. On December 7, 2005, the board of directors of ACCO Brands Corporation (the "Company") approved the ACCO Brands Corporation Deferred Compensation Plan for Non-employee Directors, which will be effective as of January 1, 2006. Under the plan, each non-employee director may elect to:

- defer receipt of the cash portions of his or her annual board of directors and/or committee fees and receive credits to a phantom stock unit account and/or a phantom fixed income account; and

- defer receipt of payment of restricted stock unit awards to the extent provided in applicable award agreements under the Company's 2005 Long-term Incentive Plan ("LTIP").

The value of the phantom stock units in any phantom stock unit account will be based on the market price of the Company's common stock; however, no shares of the Company's common stock are issued and no voting or other stockholder rights are conferred on plan participants credited with phantom stock units. The value of the phantom fixed income account will be based on the value of a hypothetical investment in a money market fund designated by the plan administrator. A director's phantom fixed income account will be credited with additional amounts whenever dividends are paid on the Company's common stock based on the number of phantom stock units credited to the director as of the dividend record date. Directors who have deferred the receipt of restricted stock unit awards will be credited with additional restricted stock units based on the amount of any paid dividend, to the extent and in the manner provided for under the director's restricted stock unit award.

The value of the phantom stock units in each director's account shall be payable in cash or Company common stock (to the extent shares are available therefor under the LTIP) to each director, as the director elects, within 30 days after his or her service on the board of directors ends or, in the event of a change in control of the Company, as of the date of the change in control. Similarly, a participant's deferred restricted stock unit awards (and any additional restricted stock units resulting from dividends) will be payable within 30 days after the conclusion of service as a director or immediately upon a change in control.

The foregoing summary of the deferred compensation plan is qualified in its entirety by reference to the complete plan, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and to the form of restricted stock unit award agreement filed as Exhibit 99.1, each of which is incorporated herein by reference.

2005 Cash Compensation. On December 7, 2005, the board of directors approved the following compensation arrangements for non-employee directors for their service as directors for the August 17, 2005 through December 31, 2005 period:

- a $22,521 cash retainer for each non-employee director;

- a $4,504 cash retainer for the chairperson of the audit committee; and

- a $2,252 cash retainer for each other committee chairperson.

2005 Restricted Stock Unit Awards. On December 7, 2005, the board of directors approved an award of 1,972 deferred restricted stock units under the Company's LTIP for each non-employee director (which represented an amount equal to the quotient of $60,000 prorated for the August 17, 2005 to May 16, 2006 period divided by the fair market value of a share of common stock of the Company on December 7, 2005) pursuant to a restricted stock unit award agreement in the form attached hereto as Exhibit 99.1.

2006 Compensation Arrangements. On December 7, 2005, the board of directors approved an annual compensation program for non-employee directors, which will take effect on January 1, 2006, as summarized below:

Annual cash retainer	$60,000
Annual restricted stock unit grant	$60,000 (deferred restricted stock units to be issued following the annual stockholders meeting)
Audit committee chair retainer	$12,000
Annual retainer for other committee chairs	$6,000

In addition, as noted above, directors will be eligible to participate in the Deferred Compensation Plan for Non-employee Directors as of January 1, 2006.

Awards Under the Long-term Incentive Plan

On December 6, 2005, the Compensation Committee of the board of directors approved new long-term incentive compensation awards for the Company's named executive officers (David D. Campbell, Neal Fenwick, Dennis Chandler, Steven Rubin, John Turner, Boris Elisman, and Thomas O'Neill) under the LTIP. As previously disclosed, the Company seeks through its LTIP to achieve superior long-term performance by providing incentives to key employees through any combination of awards of stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock units and other stock-based incentives. The number of shares of Company common stock subject to stock-based awards approved by the Committee for named executive officers assuming target-level achievement of all performance-based awards is 1,024,500 shares. Approximately two-thirds of each named executive officer's total individual award consists of nonqualified stock options, with the remaining one-third comprised of restricted stock units and performance stock units.

The nonqualified stock options are exercisable at the fair market value of the Company's common stock on the grant date, vest one-third per year (provided, subject to certain exceptions, the officer is continuously employed by the Company through the applicable vesting date), and have such other terms and conditions as provided in the form of nonqualified stock option agreement filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference. Restricted stock units vest three years from the date of grant (provided, subject to certain exceptions, the officer is continuously employed by the Company through the vesting date) and have such other terms and conditions as provided in the form of restricted stock unit agreement filed as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference. Performance stock units are earned and vest upon the achievement of various performance objectives by the end of the applicable performance period. For the grant of performance stock units approved by the Committee on December 6, 2005, the performance period begins on January 1, 2006 and ends on December 31, 2008. For this 2006-2008 performance cycle, the Company's adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) will be used as the applicable performance measure, without giving effect to any acquisitions. The level of EBITDA necessary to earn the threshold, target and maximum amounts will be based on the Company's adjusted EBITDA for 2008. A form of the performance stock unit award agreement is filed as Exhibit 99.4 to this Current Report on Form 8-K and incorporated herein by reference.

The Committee also approved the delegation of authority to the Company's Chief Executive Officer to grant stock-based awards under the LTIP to other officers and key employees covering an aggregate of not more than 1.9 million shares of Company common stock, consistent with the Company's long-term incentive program of awards and performance objectives.

Item 9.01(c)   **Exhibits.**

Exhibit 10.1   Deferred Compensation Plan for Non-Employee Directors
Exhibit 99.1   Form of Directors Restricted Stock Unit Award Agreement under the 2005 Long-term Incentive Plan
Exhibit 99.2   Form of Nonqualified Stock Option Agreement under the 2005 Long-term Incentive Plan
Exhibit 99.3   Form of Restricted Stock Unit Award Agreement under the 2005 Long-term Incentive Plan
Exhibit 99.4   Form of Performance Stock Unit Award Agreement under the 2005 Long-term Incentive Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO BRANDS CORPORATION
(Registrant)

By: /s/ Steven Rubin_____

    Name: Steven Rubin

    Title: Vice President, Secretary and
           General Counsel

Date: December 12, 2005

INDEX TO EXHIBITS

<u>Exhibit</u>

Exhibit 10.1   Deferred Compensation Plan for Non-employee Directors
Exhibit 99.1   Form of Directors Restricted Stock Unit Award Agreement under the 2005 Long-term Incentive Plan
Exhibit 99.2   Form of Nonqualified Stock Option Agreement under the 2005 Long-term Incentive Plan
Exhibit 99.3   Form of Restricted Stock Unit Award Agreement under the 2005 Long-term Incentive Plan
Exhibit 99.4   Form of Performance Stock Unit Award Agreement under the 2005 Long-term Incentive Plan